Exhibit 99.1

SatixFy Announces First Half 2023 Results

Rehovot, Israel – September 5, 2023 – SatixFy Communications Ltd. (“SatixFy”) (NYSE AMERICAN: SATX), a leader in next-generation satellite communication systems based on in-house developed chipsets, today announced its consolidated financial results for the first half of 2023.

Nir Barkan, CEO of SatixFy, commented: “We are pleased with the continued increase in our revenue, which demonstrates that Satixfy is growing in accordance with our plans, while continuing our investment in R&D in order to maintain our edge and advance our satellite communication systems and chipsets.”

Continued Mr. Barkan, “We recently took the strategic decision to focus our satellite business on our core competencies of development of groundbreaking chipsets supporting multi beam digital antennas and on-board processing for the space industry and advanced ground terminals. In line with this strategy, last week we announced a landmark $60 million agreement for Satixfy with MDA, a leading provider of advanced satellite technology. Under the agreement, we expect to generate $40 million for the sale of our UK subsidiary to MDA as well as $20 million in commercial agreements for our space-grade ASICs, which includes the previous $10 million advanced payment made in June to be applied to future orders of our space grade chips. This UK subsidiary is focused on designing digital payloads for satellites using the company chipset. We have kept the chips and related IP within Satixfy and will be offering it to the satellite payloads vendors.”

“Not only does this deal significantly strengthen our balance sheet, but we also expect that this transaction will increase our chipset sales into satellite digital payloads and will lead to increased collaboration between MDA and SatixFy into new areas. We believe that our previous investment in technology has positioned us well, allowing us to offer the most advanced solutions at a crucial time to the rapid growing LEO satellite market, ” concluded Mr. Barkan.

First Half 2023 Results

Total revenues for the first half, ended June 30, 2023, were $5.7 million, an increase of 71%, compared to $3.3 million in the first half of 2022. The increase was driven equally by an increase in revenues from development services and preproduction and sales of products.

Development services and preproduction were $4.1 million, or a 38% increase, for the first half of 2023 compared to the first half of 2022 mainly due to new projects since the beginning of 2023. Sales of products were $1.5 million, an increase of 370%, for the first half 2023 compared to the first half of 2022, primarily driven by delivery of delayed orders from 2022.

Gross profit for the first half of 2023 was $2.3 million (gross margin of 41.0%), an increase of 31%, compared with $1.8 million (gross margin of 54%) in the first half of 2022. The decline in gross margin was primarily driven by an increase in project costs, combined with an increase in sales of products which carry low profitability.

Operating loss was $16.6 million in the first half of 2023, compared with an operating loss of $12.5 million in the first half of 2022.

Net loss for the first half of 2023 was $46.5 million, or $0.57 per basic share, compared with a net loss of $15.4 million, or $0.98 per basic share, in the first half of 2022.

Cash and cash equivalents as of June 30, 2023 totaled $11.5 million, compared to $11.9 million as of December 31, 2022.

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite payloads, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications, satellite-enabled Internet-of-Things, and consumer user terminals.

SatixFy is headquartered in Rehovot, Israel with additional offices in the U.S., U.K. and Bulgaria. For more information, please visit www.SatixFy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023 (the “20-F”), and SatixFy’s other filings with the SEC from time to time. These risks and uncertainties include, but are not limited to, the following: SatixFy has limited capital currently available and will need to raise additional capital in the immediate future to fund its operations and develop its technology and chips and satellite communications systems; SatixFy may be unable to raise sufficient capital on favorable or acceptable terms, if at all, and make the necessary investments in technology development; the risk that the transaction with MDA, for the sale of all of the outstanding ordinary shares of SatixFy Space Systems UK Ltd. (“SatixFy Space Systems”) will not close or that some or all of the expected benefits of the transaction to SatixFy will not be achieved, including, but not limited to, as a result of conditions placed by regulators, lenders or other third parties on the transaction; the risks associated with the potential loss of revenue resulting from the sale of SatixFy Space Systems; the risk that, upon the consummation of the sale of SatixFy Space Systems and the commercial agreements with MDA and its affiliates, SatixFy will be unable to perform its contractual commitments to MDA and its affiliates, which could result in, among other things, limitations on its ability to use or dispose of its intellectual property related to its Prime2 and Sx4000 space grade chips and/or the obligation to repay to MDA significant amounts advanced by MDA; the risk that the transaction will not give SatixFy a significant competitive advantage or open up its products to broader markets, as well as new customers; the risk that the transaction will not to lead to increased collaboration between MDA and SatixFy;  the risk that the transaction will not represent a strong step forward in the commercialization of SatixFy’s technology or increase SatixFy’s chipset sale into satellite digital payloads and the risk that SatixFy will not expand its ground terminals and chipset offering to the satellite communication markets; SatixFy is an early stage company with a history of losses, has generated less revenues than its prior projections, and has not demonstrated a sustained ability to generate predictable revenues or cash flows and may not generate revenue as expected.

Contacts

Media Contacts:
Helena Itzhak, SatixFy, info@satixfy.com

Investor Contacts:
Ehud Helft, EK Global IR, satixfy@ekglobal.com